Brookfield

Brookfield Renewable Corporation

Q3 2020 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for
the three and nine months ended September 30, 2020

The following Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2020 is the responsibility of management of Brookfield Renewable Corporation (“BEPC”). This MD&A is dated November 4, 2020 and has been approved by the Board of Directors of our company for issuance as of that date. This MD&A should be read in conjunction with our prospectus dated June 29, 2020 and our registration statement on Form F-1/F-4, as amended, which was declared effective on June 29, 2020 (each referred to as our “Prospectus”).
Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	1	Part 5 – Liquidity and Capital Resources	14
		Available liquidity and dividend policy	14
Part 2 – Financial Performance Review on Consolidated Information	3	Borrowings	15
		Consolidated statements of cash flows	16
		Shares and units outstanding	18
Part 3 – Additional Consolidated Financial Information	5	Dividends and distributions	18
Summary consolidated statements of financial position	5	Contractual obligations	18
Related party transactions	6	Off-statement of financial position arrangements	18
Equity	7
		Part 6 – Selected Quarterly Information	19
Part 4 – Financial Performance Review on Proportionate Information	8	Summary financial results of the partnership	20
		Proportionate results for the nine months ended September 30	21
Proportionate results for the three months ended September 30	9	Reconciliation of non-IFRS measures	23
Reconciliation of non-IFRS measures	11
		Part 7 – Critical Estimates, Accounting Policies and Internal Controls	24

		Part 8 – Presentation to Stakeholders and Performance Measurement	26

		Part 9 – Cautionary Statements	30

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the LP units and each exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the Renewable assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
CONTINUITY OF INTEREST
On July 30, 2020, the partnership completed the special distribution of exchangeable shares to its unitholders of record on July 27, 2020 (the "special distribution"). Refer to the Prospectus document filed on SEDAR and with the SEC on June 29, 2020 for more details on the special distribution. Prior to completing the special distribution, our company acquired the United States, Colombian and Brazilian Operations of the partnership (the "Business") from certain of the partnership’s subsidiaries (excluding a 10% interest in certain Brazilian and Colombian operations, which continue to be held by the partnership). The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.
To reflect this continuity of interests, these interim consolidated financial statements provide comparative information of our company for the periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) – Special distribution) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for our company as previously reported by Brookfield Renewable. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the Brookfield Renewable prior to and after the special distribution.
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. ("TerraForm Power") pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that was not owned by our company will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
BASIS OF PRESENTATION
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
For the periods prior to July 30, 2020, the financial statements include a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the United States, Brazilian and Colombian businesses controlled by the partnership that were contributed to our company effective July 30, 2020. Effective July 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to the special distribution, our company is no longer allocated general corporate expenses of the partnership as the functions which they related are now provided through the third amended and restated master services agreement dated as of May 11, 2020, among the Service Recipients (as defined therein), Brookfield Asset Management Inc. (“Brookfield”), the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of management service costs in the interim consolidated financial statements.
For the periods prior to July 31, 2020, the financial statements include the assets, liabilities, revenues, expenses, and cash flows of the TerraForm Power business controlled by Brookfield that were acquired by our company through the TerraForm Power acquisition which is considered to be a transaction between entities under common control. The combined results of TerraForm Power are presented during the periods prior to July 31, 2020 with the interest acquired through the TerraForm Power acquisition presented as non-controlling interests to our company. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Revenues	$724	$736	$2,341	$2,445
Direct operating costs	(238)	(259)	(781)	(785)
Management service costs	(41)	(28)	(106)	(72)
Interest expense	(230)	(164)	(587)	(516)
Depreciation	(293)	(247)	(806)	(710)
Remeasurement of exchangeable and class B shares	(1,163)	—	(1,163)	—
Income tax recovery (expense)	5	(3)	(58)	(81)
Net (loss) income attributable to Brookfield Renewable	(1,295)	3	(1,222)	128
	Average FX rates to USD
C$	1.33	1.32	1.35	1.33
	€0.86	0.90	0.89	0.89
R$	5.38	3.97	5.08	3.89
COP	3,730	3,339	3,703	3,239
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.
Variance Analysis For The Three Months Ended September 30, 2020
Revenues totaling $724 million represents a decrease of $12 million over the prior year. On a same store and constant currency basis, revenues decreased $26 million, primarily due to below average hydrology conditions in the United States compared to prior year, partially offset by higher realized pricing which benefited from inflation indexation of our contracts, re-contracting initiatives and generation mix. Recently acquired facilities including 420 MW of solar capacity across the United States and Spain contributed 299 GWh and $52 million to revenues.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $38 million, which was partially offset by a $33 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $238 million represents a decrease of $21 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired facilities.
Management service costs totaling $41 million represents an increase of $13 million over the prior year due to the growth of our business.
Interest expense totaling $230 million represents an increase of $66 million over the prior year due to the accrual of dividends on our exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards.
Remeasurement of class A exchangeable shares were $1,163 million due to the appreciation of the BEP unit price during the period after the exchangeable shares were issued.
Depreciation expense totaling $293 million represents an increase of $46 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Brookfield Renewable totaled $1,295 million compared to net income attributable to Brookfield Renewable of $3 million in the prior year as the positive impacts noted above were more than offset predominantly by revaluation losses recognized on our company's exchangeable shares that are classified as liabilities under IFRS standards.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

Variance Analysis For The Nine Months Ended September 30, 2020
Revenues totaling $2,341 million represents a decrease of $104 million over the prior year. On a same store, constant currency basis, revenues decreased by $112 million due to below average hydrology conditions in Colombia and the United States, partially offset by higher average pricing which benefited from inflation indexation of our contracts, re-contracting initiatives and favorable generation mix. The benefit from growth in our portfolio through our recently acquired facilities contributed 696 GWh and $133 million to revenues.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $125 million, which was partially offset by a $105 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $781 million represents a decrease of $4 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above being partly offset by additional costs due to growth from our recently acquired facilities.
Management service costs totaling $106 million represents an increase of $34 million over the prior year due to the growth of our business.
Interest expense totaling $587 million represents an increase of $71 million over the prior year primarily due to the accrual of dividends on our exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards.
Remeasurement of class A exchangeable shares were $1,163 million due to the appreciation of the BEP unit price during the period after the exchangeable shares were issued.
Depreciation expense totaling $806 million represents an increase of $96 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Brookfield Renewable totaled $1,222 million compared to net income attributable to Brookfield Renewable of $128 million in the prior year as the positive impacts noted above were more than offset predominantly by revaluation losses recognized on our company's exchangeable shares that are classified as liabilities under IFRS standards.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2020	December 31, 2019
		As adjusted(1)
Current assets	$1,554	$1,363
Property, plant and equipment	31,170	32,647
Total assets	34,343	35,757
Non-recourse borrowings	12,566	11,958
Deferred income tax liabilities	3,287	3,590
Total liabilities and equity	34,343	35,757
	FX rates to USD
C$	1.33	1.30
	€0.85	0.89
R$	5.64	4.03
COP	3,879	3,277
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Property, plant and equipment
Property, plant and equipment totaled $31.2 billion as at September 30, 2020 compared to $32.6 billion as at December 31, 2019. The $1.4 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombia peso, which decreased property, plant and equipment by $1.8 billion and depreciation expense associated with property, plant and equipment of $806 million. The decrease was partially offset by the acquisition of 278 MW of solar development projects in Brazil and 100 MW of operating solar assets in Spain during the year and our continued investments in the development of power generating assets and our sustaining capital expenditures, which increased property, plant and equipment by $1.0 billion in aggregate. During the second quarter, we exercised our option to buy out the lease on our 192 MW hydroelectric facility in Louisiana and recognized a $247 million increase to the value of our corresponding property, plant and equipment.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

RELATED PARTY TRANSACTIONS
Our company's related party transactions are in the normal course of business, and are recorded at the exchange amount. Our company's related party transactions are primarily with the partnership and Brookfield.
Since inception, Brookfield Renewable has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.
Our company sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce our company’s exposure to electricity prices in deregulated power markets.
In 2011, on formation of Brookfield, Brookfield transferred certain development projects to our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.
Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
In addition, our company has executed other agreements with Brookfield and the partnership that are described in Note 17 – Related party transactions in the unaudited interim consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income and loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$60	$64	$285	$290

Direct operating costs
Energy purchases	$(2)	$(2)	$(7)	$(6)
Energy marketing fee	(3)	(5)	(7)	(24)
Insurance services(1)	(6)	(5)	(16)	(14)
	$(11)	$(12)	$(30)	$(44)
Interest expense
Borrowings	$(1)	$—	$(2)	$(3)

Management service costs	$(41)	$(28)	$(106)	$(72)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million)..

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

EQUITY
Our company's equity interests include exchangeable shares held by the public shareholders and Brookfield and the class B shares and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each of the partnership's LP units. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
In conjunction with the special distribution and the Terraform Power acquisition, our company issued approximately 114.8 million exchangeable shares, 110 class B shares and 126.4 million class C shares. Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of an LP unit. Our company has the option to satisfy the exchange either by delivering an LP unit or the cash equivalent of an LP unit.
Our company intends to settle any exchange requests with LP units. During the three and nine months ended September 30, 2020, our shareholders exchanged 85,167 exchangeable shares for an equivalent number of LP units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of class B or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric	2,472	2,781	$174	$208	$89	$132	$52	$89	$3	$25
Wind	477	197	39	20	29	15	18	11	(22)	—
Solar	218	—	47	—	39	—	30	—	5	—
Storage & Other	108	144	12	16	3	6	1	4	(4)	(2)
Corporate	—	—	—	—	—	—	(37)	(20)	(1,277)	(20)
Total	3,275	3,122	$272	$244	$160	$153	$64	$84	$(1,295)	$3

Brookfield Renewable Corporation.	Management's Discussion and Analysis	September 30, 2020

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh)	2,472	2,781
Revenue	$174	$208
Other income	4	14
Direct operating costs	(89)	(90)
Adjusted EBITDA	89	132
Interest expense	(32)	(39)
Current income taxes	(5)	(4)
Funds From Operations	$52	$89
Depreciation	(56)	(61)
Deferred taxes and other	7	(3)
Net income	$3	$25
Funds From Operations at our hydroelectric business were $52 million versus $89 million in the prior year due to a one time benefit in the prior year of $14 million from a positive ruling reaffirming the historical generation of our facilities and 11% lower generation due to stronger hydrology conditions in the prior year, partially offset by the benefit of our cost saving initiatives and higher realized pricing due to inflation indexation of our contracts and commercial contracting initiatives. The foreign exchange impact due to the weakening of the Brazilian reais and Colombian peso reduced Funds From Operations in the current year by $10 million.
Net income attributable to Brookfield Renewable decreased by $22 million over the prior year as the above noted decrease in Funds From Operations was partially offset by lower non-cash depreciation due to the weakening of the Brazilian reais and Colombian peso.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh)	477	197
Revenue	$39	$20
Other income	1	—
Direct operating costs	(11)	(5)
Adjusted EBITDA	29	15
Interest expense	(10)	(4)
Current income taxes	(1)	—
Funds From Operations	$18	$11
Depreciation	(30)	(10)
Deferred taxes and other	(10)	(1)
Net (loss) income	$(22)	$—
Funds From Operations at our wind operations were $18 million versus $11 million in the prior year primarily due to the contribution from our investment in TerraFrom Power ($10 million and 297 GWh). On a same store basis, Funds From Operations were lower than prior year as cost reduction initiatives were more than offset by lower resource and lower average revenue per MWh in North America due to generation mix.
Net loss attributable to Brookfield Renewable decreased by $22 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation due to our investment in TerraForm Power.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020
Generation (GWh) – actual	218
Revenue	$47
Other income	3
Direct operating costs	(11)
Adjusted EBITDA	39
Interest expense	(10)
Current income taxes	1
Funds From Operations	$30
Depreciation	(11)
Deferred taxes and other	(14)
Net (loss) income	$5
Funds From Operations and Net income attributable to Brookfield Renewable at our solar business were $30 million and $5 million, respectively, following our investment in TerraForm Power. The business continues to perform in line with expectations.
STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – actual	108	144
Revenue	$12	$16
Direct operating costs	(9)	(10)
Adjusted EBITDA	3	6
Interest expense	(2)	(2)
Funds From Operations	$1	$4
Depreciation	(5)	(5)
Deferred taxes and other	—	(1)
Net (loss) income	$(4)	$(2)
Funds From Operations at our storage & other businesses were $1 million versus $4 million in the prior year due to lower realized market prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net loss to Brookfield Renewable increased by $2 million from the prior year primarily due to the above noted decrease in Funds From Operations.
CORPORATE
Management service costs totaling $37 million increased $17 million from last year due to the growth of our business.
Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and class B shares are classified as financial liabilities with remeasurement gains or losses recorded to net income. Remeasurement losses of $1,163 million were recorded in the three months ended September 30, 2020 due to the appreciation of the BEP unit price.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Brookfield Renewable for the three months ended September 30, 2020:

	Attributable to Brookfield Renewable						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	174	39	47	12	—	272	(7)	459	724
Other income	4	1	3	—	—	8	—	(3)	5
Direct operating costs	(89)	(11)	(11)	(9)	—	(120)	5	(123)	(238)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	2	—	2
Adjusted EBITDA	89	29	39	3	—	160	—	333
Management service costs	—	—	—	—	(37)	(37)	—	(4)	(41)
Interest expense	(32)	(10)	(10)	(2)	—	(54)	2	(112)	(164)
Current income taxes	(5)	(1)	1	—	—	(5)	—	(7)	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	52	18	30	1	(37)	64	—	—
Depreciation	(56)	(30)	(11)	(5)	—	(102)	3	(194)	(293)
Foreign exchange and financial instruments gain (loss)	(1)	16	(19)	(1)	(10)	(15)	1	31	17
Deferred income tax recovery (expense)	15	2	(1)	—	—	16	—	1	17
Other	(7)	(28)	6	1	(1)	(29)	—	(50)	(79)
Dividends on class A exchangeable shares	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of exchangeable and class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to Brookfield Renewable	3	(22)	5	(4)	(1,277)	(1,295)	—	—	(1,295)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $2 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Interest expense of $230 million is comprised of amounts found on Interest expense and Dividends on class A exchangeable shares.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Brookfield Renewable for the three months ended September 30, 2019:

	Attributable to Brookfield Renewable					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	208	20	16	—	244	(15)	507	736
Other income	14	—	—	—	14	—	18	32
Direct operating costs	(90)	(5)	(10)	—	(105)	6	(160)	(259)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	9	—	9
Adjusted EBITDA	132	15	6	—	153	—	365
Management service costs	—	—	—	(20)	(20)	—	(8)	(28)
Interest expense	(39)	(4)	(2)	—	(45)	2	(121)	(164)
Current income taxes	(4)	—	—	—	(4)	—	(8)	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(228)	(228)
Funds From Operations	89	11	4	(20)	84	—	—
Depreciation	(61)	(10)	(5)	—	(76)	3	(174)	(247)
Foreign exchange and financial instruments gain (loss)	—	—	(1)	—	(1)	1	(13)	(13)
Deferred income tax recovery (expense)	7	(1)	—	—	6	—	3	9
Other	(10)	—	—	—	(10)	—	(16)	(26)
Share of earnings from equity-accounted investments	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	200	200
Net income (loss) attributable to Brookfield Renewable	25	—	(2)	(20)	3	—	—	3
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $28 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) attributable to Brookfield Renewable is reconciled to Funds From Operations and proportionate adjusted EBITDA, the most directly comparable IFRS measures, for the three months ended September 30:

(MILLIONS)	2020	2019
		As adjusted(1)
Net (loss) income attributable to Brookfield Renewable	$(1,295)	$3
Adjusted for proportionate share of:
Depreciation	102	76
Foreign exchange and financial instruments loss	15	1
Deferred income tax recovery	(16)	(6)
Other	29	10
Dividends on class A exchangeable shares	66	—
Remeasurement of exchangeable and class B shares	1,163	—
Funds From Operations	$64	$84
Current income taxes	5	4
Interest expense	54	45
Management service costs	37	20
Proportionate Adjusted EBITDA	$160	$153
Attributable to non-controlling interests	333	365
Consolidated Adjusted EBITDA	$493	$518
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2020	December 31, 2019
Our company's share of cash and cash equivalents	$133	$25
Authorized credit facilities(1)	1,750	1,750
	1,883	1,775
Available portion of subsidiary credit facilities on a proportionate basis	233	174
Brookfield Renewable group liquidity	1,151	746
Available liquidity	$3,267	$2,695
(1)BEPC is authorized for the $1,750 million revolving credit facility, corresponding with the partnership’s authorized corporate revolving credit facility. This is to facilitate the movement of cash within Brookfield Renewable.
At December 31, 2019, our company’s liquidity is sufficient to meet its present requirements. Our company’s assets are financed principally at the operating company level with non-recourse debt that generally has long-term maturities and few restrictive covenants.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units to provide holders of the exchangeable shares with an economic return equivalent to holders of the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partners of Brookfield Renewable approved a 5% increase in its annual distribution pre-split to $2.17 per LP unit, or $0.5425 per LP unit quarterly, starting with the distribution paid in March 2020. This increase reflects the forecasted contribution from Brookfield Renewable group’s recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations. On July 30, 2020, the partnership completed the previously announced special distribution of exchangeable shares. Each unitholder of record on July 27, 2020 received one exchangeable share for every four LP units held. As a result of the special distribution, the partnership’s regular quarterly distribution per LP unit has been reduced to $0.434 such that the aggregate distribution received by a holder of LP units and exchangeable shares, when taken together, will remain approximately the same as it would have been had the special distribution never been made.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2020			December 31, 2019
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate subsidiary borrowings
Hydroelectric	5.9	9	$2,557	5.9	9	$2,393
Wind	4.2	9	1,117	5.9	11	238
Solar	4.3	11	1,553	—	—	—
Storage & Other	4.9	5	166	5.0	6	174
	5.0	9	5,393	5.8	9	2,805
Proportionate deferred financing fees, net of unamortized premiums			(25)			(21)
			5,368			2,784
Equity-accounted borrowings			166			168
Non-controlling interests			7,032			8,952
As per IFRS Statements			$12,566			$11,904
The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2020:

(MILLIONS)	Balance of 2020	2021	2022	2023	2024	Thereafter	Total
Debt Principal repayments(1)
Non-recourse borrowings
Credit facilities	$—	$—	$—	$75	$38	$—	$113
Hydroelectric	—	—	220	82	76	1,433	1,811
Wind	—	—	9	109	—	368	486
Solar	—	18	—	131	—	290	439
Storage & Other	—	—	—	—	—	153	153
	—	18	229	397	114	2,244	3,002
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	5	16	26	19	25	580	671
Wind	19	63	63	59	66	344	614
Solar	27	126	67	71	74	728	1,093
Storage & Other	1	3	2	3	4	—	13
	52	208	158	152	169	1,652	2,391
Total	$52	$226	$387	$549	$283	$3,896	$5,393
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our partnership. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Cash flow provided by (used in):		As adjusted(1)		As adjusted(1)
Operating activities	$141	$296	$871	$1,147
Financing activities	31	489	(360)	(207)
Investing activities	(208)	(836)	(435)	(887)
Foreign exchange gain (loss) on cash	7	(6)	(3)	(6)
(Decrease) Increase in cash and cash equivalents	$(29)	$(57)	$73	$47
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2020, net of working capital changes, totaled $182 million and $891 million, respectively, and $282 million and $1,107 million for the same periods in 2019, respectively, reflecting strong operating performance of our business during all periods.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Trade receivables and other current assets	$(43)	$(18)	$19	$—
Accounts payable and accrued liabilities	26	20	11	9
Other assets and liabilities	(24)	12	(50)	31
	$(41)	$14	$(20)	$40
Financing Activities
Cash flows provided by (used in) financing activities totaled $31 million and $(360) million for the three and nine months ended September 30, 2020, respectively as the proceeds raised from non-recourse financings to fund the growth of our business through the investing activities noted below were partially offset by the repayment of borrowings and the share issuance costs associated with the special distribution of exchangeable shares.
Distributions paid during the three and nine months ended September 30, 2020 to Brookfield Renewable were nil and $236 million, respectively (2019: $82 million and $267 million, respectively). The distributions paid to participating non-controlling interests in operating subsidiaries totaled $79 million and $365 million, respectively (2019: $124 million and $487 million, respectively).

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

Investing Activities
Cash flows used in investing activities totaled $208 million and $435 million for the three and nine months ended September 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain and additional investments in the development of power generation assets and sustaining capital expenditures totaling $91 million and $303 million in the three and nine months ended September 30, 2020 respectively, which were funded by our financing activities noted above.
Cash flows used in investing activities totaled $836 million and $887 million for the three and nine months ended September 30, 2019, respectively. Our growth initiatives included the acquisition of 320 MW of distributed generation capacity in the United States and additional investments in the development of power generation assets and sustaining capital expenditures totaling $778 million and $854 million for the three and nine months ended September 30, 2019 respectively.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

SHARES AND UNITS OUTSTANDING
Our company’s capital structure is comprised of the following shares:

(UNITS)	September 30, 2020
Exchangeable shares	114,792,786
Class B shares	110
Class C shares	126,400,000
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended September 30		Nine months ended September 30
	Declared	Paid	Declared	Paid
(MILLIONS)	2020	2020	2020	2020
Class A exchangeable shares	$50	$50	$50	$50
Class B shares	—	—	—	—
Class C shares	—	—	—	—
Participating non-controlling interests – in operating subsidiaries	88	79	363	365
CONTRACTUAL OBLIGATIONS
Please see Note 16 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2020, letters of credit issued amounted to $584 million (2019: $639 million).
Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY FINANCIAL INFORMATION OF THE PARTNERSHIP
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following summary financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters of Brookfield Renewable:

	2020			2019				2018
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – actual	12,007	13,264	14,264	12,465	11,089	14,881	14,125	14,445
Proportionate Generation (GWh) – actual	5,753	6,552	7,164	5,977	5,213	7,602	7,246	7,052
Revenues	$867	$942	$1,049	$965	$897	$1,051	$1,058	$1,011
Net income (loss) attributable to Brookfield Renewable	(162)	(22)	1	(74)	(58)	21	8	129
Basic and diluted earnings (loss) per LP unit	(0.44)	(0.10)	(0.04)	(0.23)	(0.18)	0.02	(0.01)	0.30
Consolidated Adjusted EBITDA	611	677	757	727	649	770	777	733
Proportionate Adjusted EBITDA	371	396	391	348	301	400	395	371
Funds From Operations	157	232	217	171	133	230	227	206
Funds From Operations per Unit	0.38	0.60	0.56	0.44	0.34	0.59	0.58	0.53
Distribution per LP unit	0.434	0.434	0.434	0.412	0.412	0.412	0.412	0.392

Brookfield Renewable Corporation.	Management's Discussion and Analysis	September 30, 2020

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric	10,379	11,521	$683	$788	$436	$535	$331	$401	$131	$186
Wind	782	508	68	50	47	32	29	19	(31)	(6)
Solar	218	—	47	—	39	—	30	—	7	—
Storage & Other	228	307	38	51	14	22	8	14	(9)	(1)
Corporate	—	—	—	—	—	—	(81)	(51)	(1,320)	(51)
Total	11,607	12,336	$836	$889	$536	$589	$317	$383	$(1,222)	$128

Brookfield Renewable Corporation.	Management's Discussion and Analysis	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Brookfield Renewable for the nine months ended September 30, 2020:

	Attributable to Brookfield Renewable						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	683	68	47	38	—	836	(30)	1,535	2,341
Other income	17	—	3	—	—	20	—	9	29
Direct operating costs	(264)	(21)	(11)	(24)	—	(320)	15	(476)	(781)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	15	—	15
Adjusted EBITDA	436	47	39	14	—	536	—	1,068
Management service costs	—	—	—	—	(81)	(81)	—	(25)	(106)
Interest expense	(95)	(18)	(9)	(6)	—	(128)	7	(400)	(521)
Current income taxes	(10)	—	—	—	—	(10)	—	(16)	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(627)	(627)
Funds From Operations	331	29	30	8	(81)	317	—	—
Depreciation	(171)	(51)	(11)	(14)	—	(247)	8	(567)	(806)
Foreign exchange and financial instruments gain (loss)	8	14	(18)	(3)	(9)	(8)	3	16	11
Deferred income tax recovery (expense)	(11)	4	(1)	—	—	(8)	—	(24)	(32)
Other	(26)	(27)	7	—	(1)	(47)	—	(17)	(64)
Dividends on class A exchangeable shares	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of exchangeable and class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(11)	—	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	592	592
Net income (loss) attributable to Brookfield Renewable	131	(31)	7	(9)	(1,320)	(1,222)	—	—	(1,222)
(1)Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Interest expense of $587 million is comprised of amounts found on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	September 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Brookfield Renewable for the nine months ended September 30, 2019:

	Attributable to Brookfield Renewable					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	788	50	51	—	889	(41)	1,597	2,445
Other income	20	—	—	—	20	—	36	56
Direct operating costs	(273)	(18)	(29)	—	(320)	16	(481)	(785)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	25	—	25
Adjusted EBITDA	535	32	22	—	589	—	1,152
Management service costs	—	—	—	(51)	(51)	—	(21)	(72)
Interest expense	(115)	(12)	(8)	—	(135)	7	(388)	(516)
Current income taxes	(19)	(1)	—	—	(20)	—	(28)	(48)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(715)	(715)
Funds From Operations	401	19	14	(51)	383	—	—
Depreciation	(184)	(28)	(15)	—	(227)	8	(491)	(710)
Foreign exchange and financial instruments gain (loss)	5	—	(1)	—	4	1	(27)	(22)
Deferred income tax recovery (expense)	(26)	1	—	—	(25)	—	(8)	(33)
Other	(10)	2	1	—	(7)	—	(63)	(70)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	589	589
Net income (loss) attributable to Brookfield Renewable	186	(6)	(1)	(51)	128	—	—	128
(1)Share of earnings from equity-accounted investments of $9 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $126 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	September 30, 2020

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) attributable to Brookfield Renewable is reconciled to Funds From Operations and proportionate adjusted EBITDA, the most directly comparable IFRS measures, for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
		As adjusted(1)
Net (loss) income attributable to Brookfield Renewable	$(1,222)	$128
Adjusted for proportionate share of:
Depreciation	247	227
Foreign exchange and financial instruments loss (gain)	8	(4)
Deferred income tax expense (recovery)	8	25
Other	47	7
Dividends on class A exchangeable shares	66	$—
Remeasurement of exchangeable and class B shares	1,163	$—
Funds From Operations	$317	$383
Current income taxes	10	20
Interest expense	128	135
Management service costs	81	51
Proportionate Adjusted EBITDA	$536	$589
Attributable to non-controlling interests	1,068	1,152
Consolidated Adjusted EBITDA	$1,604	$1,741
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Basis of presentation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in the Prospectus. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
Additional risk factors other than as described in the "Risk Factors" section of our Prospectus are as follows:
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, Brookfield Renewable may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.
To date, Brookfield Renewable has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.  We have a robust balance sheet with strong investment grade rating, approximately $3.3 billion of available liquidity and no material maturities over the next five years.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on our company in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our company.
There are currently no other future changes to IFRS with potential impact on our company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to quarter end, our company, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023, with our company holding a 25% interest.
Subsequent to quarter end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($61.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Our company did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units.
Subsequent to quarter end, our company executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States held by TerraForm Power for total proceeds of $264 million ($90 million net to the company).
Subsequent to quarter end, our company completed the transaction to purchase its 192 MW hydroelectric facility in Louisiana that was previously operated under lease.
Subsequent to quarter-end, our company announced a three-for-two split of BEPC’s outstanding exchangeable shares.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Our company’s consolidated equity interests include the exchangeable shares held by the public shareholders and the class B shares and class C shares held by the partnership. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
As at the date of this report, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in our company. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(r)(ii) – Critical judgments in applying accounting policies – Common control transactions in our unaudited interim consolidated financial statements for our policy on accounting for transactions under common control.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to shareholders.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of our company and Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the announcement of a three-for-two unit/stock split of BEP and BEPC’s respective units and Shares, including the expected record and payment dates in respect thereof, the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed tender offer to privatize Polenergia, financing and refinancing opportunities, our eligibility for index inclusion, our ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of our combination with TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to our lack of operating history, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, including the proposed tender offer to privatize Polenergia; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of Brookfield Renewable’s LP units, preferred limited partnership units or securities exchangeable for LP units, including our shares, or the perception of such sales or issuances, could depress the trading price of our shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in us and Brookfield Renewable; Brookfield Asset Management acting in a way that is not our best interests or our shareholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of our systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of Brookfield Renewable’s LP units; and the redemption of our shares by us at any time or upon notice from the holder of our class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our and Brookfield Renewable’s registration statement on Form F-1/F-4 filed in connection with the distribution of our shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of our shares and the Form 20-F of Brookfield Renewable and, in each case, other risks and factors that are described therein.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From and Proportionate Debt (collectively, “our company’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that our company’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Our company’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com/bepc

NYSE: BEPC
TSX: BEPC

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2020